
May 14, 2024

Taryn R. Owen
Chief Executive Officer
TrueBlue, Inc.
1015 A Street
Tacoma, WA 98402

      Re: TrueBlue, Inc.
          Registration Statement on Form S-3
          Filed May 6, 2024
          File No. 333-279149

Dear Taryn R. Owen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services